Rule 424(b)(3)
SEC File No. 333-03497
Supplement to Prospectus dated June 17, 1996


[LOGO]

									                                                December 23, 1998


Dear Investor,

We are pleased to announce some exciting news regarding Home Depot's Direct Stock Purchase Plan, DepotDirect(tm). On December 28, 1998, The Home Depot will become the first publicly-traded corporation to offer shares directly online. By working with our transfer agent BankBoston and the online investor services company, StockPower Inc., you may now invest in The Home Depot, Inc. through DepotDirect more conveniently than ever before.

Also on December 28, 1998, two additional changes will be made to the DepotDirect plan that will affect current and future DepotDirect participants:

1. The fee for sales transactions will increase from $5.00 to $10.00; and

2.	Market Purchases for DepotDirect will be made biweekly.  In addition to the current Thursday investment date, we are adding a Tuesday investment date. To purchase on any given investment date, funds must be received by the Plan Administrator no later than 2 business days prior to the investment date. Please note if you are using the online method to invest, your order must be placed 4 business days prior to the investment date in order for the Administrator to receive the funds in time for the investment cut off. If the investment date falls on a Massachusetts State holiday, purchases will be made the following business day.

All other terms of the plan will remain unchanged.

Current participants of the plan are already aware of the advantages of investing with DepotDirect. If you are considering enrolling in DepotDirect for the first time, there are a number of attractive features to the Plan we would like to bring to your attention:

You can arrange to have all or some of your Home Depot dividends reinvested. You can authorize monthly "automatic investments" in Home Depot by a pre-authorized transfer of funds from your checking or savings account.
You may deposit your Common Stock Certificates with the Plan Administrator and have the ownership of such stock maintained by the Plan Administrator as part of your account.

If you decide to proceed with an online purchase using the StockPower StockClick service, you will need to become a StockPower member (one time membership fee of $5). For more information on how online enrollment works, please visit our web site at www.homedepot.com.

Once a StockPower member, you can authorize the transaction and withdrawal of funds from your bank account online, as well as link any of your other existing StockPower accounts. In addition, you will also enjoy the following benefits:

You can review your Home Depot stockholder account at anytime, right from your own PC.
You can arrange to receive notification of Annual Reports and other materials over the Internet.
You may arrange for online sales of some or all of your shares.

Participation in the StockPower StockClick service is voluntary. If you prefer, you may participate in DepotDirect using the paper-based method for your initial enrollment or subsequent optional cash purchases. With the addition of a second investment date and by offering the StockPower StockClick service option, we hope you agree that purchasing shares in The Home Depot has never been more simple and convenient.

Thank you for your continued support.



/s/ Bernard Marcus					/s/ Arthur M. Blank
Bernard Marcus					    Arthur M. Blank